Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

1410 Washington Drive ∙ Stafford, Virginia 22554

(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

7 November 2011

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Havana Furnishings, Inc.

            Registration Statement on Form S-1

            Filed September 6, 2011

            File No. 333-176684

Dear Mr. Anderegg:

We are in receipt of your correspondence dated October 3, 2011, and on behalf of Mr. Haisam Hamie, President and Director of Havana Furnishings, Inc., I would like to take the opportunity to respond to same.

Prospectus Cover Page

  Your chart calculating net proceeds appears to have several errors in it.  For example, you disclose in the first line that if you sell securities at $0.015 per share less expenses of $0.006, you will receive proceeds of $0.017.  As another example, please tell us how you calculated the per share expenses on a minimum and maximum basis.  These are only examples.  Please review entire chart and revise.

Response

            The chart has been revised and corrections provided.

Summary of Our Offering, page 6

  Quantify the amount of funding you will need to raise over the next 12 months to continue in business.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Response

            The requested information has been provided.

  Please review the chart summarizing the offering to state the minimum number of shares to be sold.  Please also revise to disclose the net proceeds to you.  The numbers included in the chart appear to be the gross proceeds before estimated expenses of $15,000.

Response

            The chart has been revised to properly reflect the minimum number of shares being offered as well as the net proceeds the company will receive from the offering.

  Please revise your use of proceeds in the chart as well as on page 12 to reflect the $1,000 per month owed to your consultant Natasha Lysiak as set forth in the consulting agreement filed as Exhibit 10.1 or disclose where these costs are included in your use of proceeds.  In this regard, we note that you appear to have included only $5,000 in consulting fees in your use of the proceeds.

Response

            The Use of Proceeds section has not been modified. Use of proceeds refers to proceeds raised from the public offering, of which the Company is not sure when or how long it will take to raise the minimum amount from the offering once deemed effective. The commitment to Ms. Lysiak began on July 1, 2011, and has been paid from the proceeds of the common stock issued to its president in consideration of $15,000. The use of proceeds from the offering have been allocated for consulting expenses not relating to Executive Consulting Services or Ms. Natasha Lysiak, but are in anticipation of consulting needs the company will have once effective and beginning its operations over the next 12 months from closing its public offering.

Blank Check Issue, page 7

  We note your disclosure here and on page 24 that you are not a blank check corporation and have no plans or intentions to be acquired or to merge with an operating company.  However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

  Your disclosure indicates you are a development stage company issuing penny stock;

  You have no revenue or agreements with customers, suppliers, or manufacturers;

  You have no assets, except an $8,000 escrow deposit;

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

  You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months; and

  Your registration statement contains very general disclosure related to the nature of your business plan.

In adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

Response

            Rule 419 of Regulation C clearly states, in pertinent part, that a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person. Havana Furnishings, Inc. is not a blank check company; it has a specific business plan and is characteristic of a development stage company according to overall industry standards.  Havana Furnishings, Inc. will develop its wholesale furnishings company as far as it is able, and in accordance with available funding.

Risk Factors, page 8

Because our auditors have issued a going concern opinion…page 8

  Please revise the second sentence to state, as stated in the Report of Independent Registered Public Accounting Firm on page F-1, that your auditor has raised substantial doubt as to your ability to continue as a going concern.

Response

            The disclosure has been updated to be consistent with the Company’s audit report.

We lack an operating history and have losses…page 8

  Please reconcile your date of incorporation with disclosure in the first sentence on page 24 and elsewhere in your registration statement, including the date of inception reflected in your financial statements and the date of filing your charter.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Response

            The date of incorporation has been revised to properly reflect it as July 15, 2011.

  In this risk factor, you disclose that you “have not incurred any losses as of the date of this report.”  This disclosure appears to be inconsistent with the disclosure in your financial statements.  Please revise your disclosure to state your net loss as of July 31, 2011.

Response

            The risk factor has been revised to state the current losses of $8,000.

Because we have only one officer and director…page 10

  Please eliminate the disclosure indicating that you believe that your sole officer will be able to monitor your controls and that the information that will be provided to investors will be accurate since it mitigates the point of the risk.

Response

            The risk factor has been revised as requested.

Permanent Loss of Data or a Permanent Loss of Service on the Internet will…page 10

  As you presently have no website, please ensure that this risk speaks as to your future operations.  In this regard, ensure all of your disclosures do not give the impression that you currently have operations.

Response

            The risk factor has been revised as requested.

Because we may issue additional shares of common stock…page 11

  We note that your charter authorizes the issuance of 200,000,000 shares, including 100,000,000 of preferred stock.  Please revise this risk factor to refer not only to future issuances of your common stock but also future issuances of your preferred stock.

Response

            The risk factor has been revised as requested.

  It appears that your sole officer and director is a non-U.S. resident.  If applicable, in an appropriately captioned subsection of the business section, or in a risk factor section, please disclose an investor’s ability:

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

  to effect service of process within the United States your non-U.S. resident officer and director;

  to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the above foreign person in the United States;

  to enforce in a Panama court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

  to bring an original action in a Panama court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.

Response

            We have added the following language to the Amended S-1 Registration Statement in the appropriate section under Risk Factors:

            Since our headquarters are located in Panama and our assets and key personnel are located in Panama, you may not be able to enforce any judgment which has been awarded in a United States court of law against the Company, the Company’s assets, key personnel or experts, or employees of the Company.

            While we are organized under the laws of Nevada, our headquarters, assets, and sole officer and director are located outside the United States.  As a result, it may be impossible for you to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments awarded under United States federal securities laws.  In addition, a Panama court may not permit you to bring an original action against the Company in Panama or to enforce in Panama a judgment of a United States court based upon civil liability provisions of United States federal securities laws.

Dilution of the Price You Pay for Your Shares, page 13

  We note your disclosure that as of July 31, 2011, the net tangible book value was $15,000.  Please provide us with your calculation of this as it would appear from your audited financial information that the net tangible book value as of July 31, 2011 should be reflected as $7,000.  Please amend your filing as appropriate.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Response

            The section has been revised.

Plan of Distribution, page 16

  Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Response

            The requested disclosure has been made.

Plan of Operation, page 21

  We note your disclosure in item 4 that you intend to promote both your services and your products.  While we note disclosure elsewhere in your filing referring to your services, the description of your business seems to suggest that your revenue will be based on the sale of products.  To the extent you also expect to sell services, please revise your disclosure to describe these services, including the associated revenue and related expenses.  Alternatively, revise your disclosure to delete references to your sale of services and, if applicable, refer instead to your sale of products.

Response

            The statement regarding offering services was done in error and the section has been revised.

Liquidity and capital resources, page 23

  Please expand your discussion to specifically address liquidity on both a short tem and long term basis.  Refer to instructions 2 and 5 of Item 303(a) of Regulation S-K.  Please specifically address your ability to meet your cash needs for the next 12 months as you develop your business.

Response

            The requested information has been provided.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Description of Business, page 20

  We note that you plan to sell restaurant and bar furnishings and accessories online primarily to buyers in Panama.  Please revise this section to better describe the actual operations of your proposed business, focusing on the particular means by which you will generate revenues and incur expenses.  For example, explain how large the market in Panama is for your products.  Another example, explain how much product you need to sell to become profitable.  Further, provide some description of your anticipated margin between the cost of your products and the price you plan to sell your products online, including a description of your planned cost structure in enough detail so that investors can evaluate your business plan.  In this regard, we note your disclosure on page 24 that you plan to sell restaurant and bar furnishings and accessories online to the public at wholesale prices.  Please also discuss the steps you have taken to date, if any, to identify manufacturers or distributors of your product.

Response

            We will be an online business. We will generate revenues from the sales of our products that can be purchased from our online catalogue. The items can be paid for in advance and the products will be shipped directly to the customer. Our early stage expenses are listed in the Use of Proceeds section. Our longer term expenses, in addition to maintaining our general office expenses, will be mainly marketing our business and products. Panama is the country that will lead Latin America and the Caribbean in economic growth in the period from 2011 - 2015, according to the International Monetary Fund (IMF) at its annual meeting held in the United States. According to IMF, Panama is sixth in Latin American countries experiencing economic growth this year and the most robust of Central America, according to a statement from the Ministry of Economy and Finance. Through this economic growth, increase in tourism, along with increased interest in Panama as a retirement location for US and Canadian baby boomers there are many new hotels, restaurants, and bars/nightclubs going up in Panama. With that being said, we feel that the market for our products in Panama will be quite large. Our profitability will be dependent upon how much we raise through our offering. Any revenue that is generated beyond what has been allocated in our Use of Proceeds section would be considered a profit. Our profit margin will depend solely on the price we purchase the product from our suppliers for. This will be difficult to determine and will be dependent upon what we can negotiate with suppliers. China is a very competitive country for manufacturing and as a result, has a massive amount of wholesalers and distributers all competing with each other. Our objective is to attend these exhibitions and shows, to identify and interview the many different manufacturers then pick and choose the ones that will offer us the highest quality products at the lowest prices.

Website, page 25

  Please revise to explain what “secure transaction signio support” is.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Response

            The language has been removed.

  We note your disclosure in the third paragraph regarding the lack of financial security on the internet.  Please revise your risk factors to include appropriate risk factor disclosure or advise us why this is not necessary.

Response

            The requested risk factor has been added.

  We note your discussion of U.S. federal regulation concerning the use of a 128-bit encoding encryption.  As it appears that you will be operating in Panama, please also disclose the effect of any similar regulations in Panama.

Response

            The company will not be dependent on Panamanian software or website hosting. The Company will have a web developer from the United States; its website will be hosted by a U.S. company as well, with the proper encryption standards in place.

Shopping at our Online Store, page 26

Source of Products, page 27

  Please reconcile your disclosure under this heading that you “will enjoy a markup of 200 to 500% at retail” with the disclosure on page 24 that you plan to sell products online to the public at wholesale.

Response

            The section has been revised and the reference deleted.

  We note your disclosure in the penultimate paragraph under this heading regarding trade shows. You disclose that you will be attending the Furniture China trade show; however, your use of proceeds related to this offering does not appear to include this expense.  Please revise or advise.

Response

            The Use of Proceeds section has been revised to show the allocation of funds designated for travel.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Government Regulation, page 30

  Please revise to disclose any Panama laws or regulations and the effect these laws would have on your business.  Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Response

            We have placed the following language in the amended Form S-1 Registration Statement:

            Because we are a foreign corporation with our principal place of business in Panama, there are certain Panamanian rules and regulations that we must adhere to; none of which will have a material effect on our business, other than the fact that should any claims be filed and judgment awarded against the Company in a United States court of law, it may be impossible to collect on that judgment.

            Additionally, as a foreign corporation, the Company must register the business with the Panamanian government and obtain a government permit and license.

  We note your statement that you are only authorized to do business in Nevada and that you do not believe you will have to qualify to do business in any other jurisdiction.  As it appears that you plan to operate primarily in Panama, please revise to disclose the basis for your statement that you will not need to qualify to do business in Panama.

Response

            We have placed the following language in the business under the heading of Government Regulation: As a foreign corporation conducting business in Panama, we must file the following documents at the Public Registry Office:

  A notarized Spanish translation of the Articles of Incorporation;
  Board of Directors minutes authorizing the Panamanian registration;
  Copies of the most recent financial statements;
  A certificate from a Panamanian Consul confirming that the Company is organized according to the law of its place of incorporation; and
  Notification of the transfer of capital to the Panamanian operation.

Description of Securities, page 35

Common Stock, page 35

  Please revise the first sentence to refer to your common stock as opposed to your capital stock or advise.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Response

            The language has been changed as requested.

Item 16. Exhibits, page 49

  Please update Exhibit 23.1 to refer to your auditor.  Please make a similar revision to your exhibit index on page 54.

Response

            The firm name has been changed to properly reflect that MaloneBailey, LLP is the Company’s independent auditors.

Exhibit 5.1

  Please clarify in the first paragraph that SD Mitchell & Associates, PLC has acted as counsel to the company.

Response

            We have added language in the Exhibit 5.1 to reflect that SD Mitchell & Associates has acted as counsel to the company.

Exhibit 99.1

  We note the purchase price contained in your subscription agreement is $0.01 per share while your prospectus discloses that the purchase price is $0.015 per share.  Please explain.

Response

            The error on the subscription agreement has been corrected and the revised document will be filed herewith as Exhibit 99.1.

  We also note your disclosure in the bulleted list on page 16 setting forth the changes to the material terms of your offering that would allow investors to receive a refund.  Please tell us why these terms are not set forth in this agreement.

Response

            Additional language has been added to the subscription agreement referring investors to review the prospectus in conjunction with subscribing.

Scott Anderegg

SEC Staff Attorney

File No. 333-176684

7 November 2011

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or to contact Hasiam Hamie.

With best regards,

SHARON D. MITCHELL

Sharon D. Mitchell